Exhibit 99.1

AMARIN OPENS U.S. R&D OFFICE IN MYSTIC, CONNECTICUT

New Additions to Research and Development Team

DUBLIN, Ireland, December 18, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced the opening of its research and development headquarters in Mystic, Connecticut in the United States. The new office will be responsible for Amarin’s research and development activities in cardiovascular disease which includes AMR101 for hypertriglyceridemia, planned to enter Phase 3 in 2009.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “The opening of the new office reflects our commitment to the cardiovascular programs and our desire to attract leading experts in the U.S. to our research and development team.”

Dr. Declan Doogan, Head of Research and Development of Amarin, added “We are building a strong and experienced research and development team with a proven track record of delivering results in drug development. This will facilitate the progression of AMR101 and our preclinical follow-on candidates.”

Amarin also announced an expansion of its research and development team with the addition of Dr. George Grandolfi as VP and Head of Chemistry, Manufacturing and Controls (CMC) and Dr. Rene Braeckman as VP and Head of Development Operations.

Dr. George Grandolfi, VP and Head of CMC
Dr. Grandolfi has 20 years experience in the pharmaceutical industry, most notably in the area of CMC product development.  Prior to joining Amarin, Dr. Grandolfi was Senior Director, Product Development at Spherics Pharmaceuticals where he led formulation development, process development, and manufacturing activities for solid oral dosage forms.  From 1998 to 2007 Dr. Grandolfi was Director, Product Development at Alkermes prior to which he held various positions of increasing responsibility at Cephalon, DuPont-Merck and Boehringer Ingelheim Pharmaceuticals.  He has successfully led and contributed to the scientific and technical product development of three approved New Drug Applications (NDAs). Dr. Grandolfi holds a Ph.D. in Pharmaceutics and Pharmaceutical Chemistry from the Ohio State University.

Dr. Rene Braeckman, VP and Head of Development Operations
Dr. Braeckman has 23 years of experience in the pharmaceutical and biotech industry. He has held executive and scientific positions in the areas of clinical operations, project management, preclinical development and pharmacokinetics/pharmacodynamics (PK/PD) in large and small pharmaceutical and biotechnology companies, including Valeant Pharmaceuticals International, Abbott Laboratories, Chiron Corporation, Ceptyr, and Pan Pacific Pharmaceuticals. Before he joined Amarin, he was Chief Scientific Officer and SVP of Clinical Operations at Reliance Life Sciences, an India-based contract research organization (CRO). Dr. Braeckman received his Pharmacy degree and a Ph.D. in Pharmaceutical Sciences from the University of Ghent, Belgium. He also received a specialist degree in Clinical Pharmacy and a certification in Industrial Pharmacy.

In addition to these recent hires, the research and development team, as previously announced, also includes:

Dr. Declan Doogan, Head of Research and Development
Dr. Doogan joined Amarin in April 2007, prior to which he was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development.

Dr. Paresh Soni, SVP and Head of Development
Dr. Soni joined Amarin in September 2008, prior to which he held a number of leadership roles in Pfizer Global Research and Development in both experimental medicine and late stage development.

Dr. Mehar Manku, Chief Scientist
Dr. Manku joined Amarin in 2004, with the acquisition by Amarin of Laxdale Ltd. Dr. Manku has worked in the field of essential fatty acids (EFAs) for over 30 years. He is author and co-author of nearly 250 scientific and technical papers and named inventor on 18 patents.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program planned to enter Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease and epilepsy, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of December 18, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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